THE ARBITRAGE FUND



September 14, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:   The Arbitrage Funds (the "Fund")
           File Nos. 811-09815; 333-30470
           Response to Commission's Comments on Form N-CSR for Fiscal Year Ended May 31, 2004


Ladies and Gentlemen:

     Ms. Christina DiLino of the Commission's staff contacted us to provide comments on the Fund's Form N-CSR for the fiscal year ended May 31, 2004. The following are the comments provided and the Fund's response to each:

     1. When quoting Fund performance in the Management Discussion of Fund Performance, specify the share class to which the returns relate.

RESPONSE: In future reports, quotations of Fund performance will specify the class to which the returns relate.

     2. In the performance line graph, explain why the Fund's returns for each of the most recent four quarters are identical (4.36%).

RESPONSE: This was a typographical error in the EDGAR filing. However, the line graph that appears in the Annual Report is accurate.

     3. In the Portfolio of Investments, escrowed rights should be reflected as "non-income producing" securities by a footnote.

RESPONSE: In future reports, a footnote will reflect that escrowed rights are "non-income producing."

     4. In accordance with Regulation S-X, securities that are subject to open put or call contracts should be identified by a footnote.

RESPONSE: In future reports, securities that are subject to open put or call options will be identified by a footnote.



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     5. The amounts of  "ROSCOP"  adjustments  and  adjustments  resulting  from
book-to-tax   differences   should  be  disclosed  in  the  Notes  to  Financial
Statements.

RESPONSE: In future reports, the amounts of "ROSCOP" adjustments and adjustments resulting from book-to-tax differences will be disclosed in the Notes to Financial Statements.

     6. When will the current Annual Report be posted to the Fund's Website?

RESPONSE: The current Annual Report was posted to the Fund's Website on August 26, 2004.

     Thank you for your comments. Please contact the undersigned at 513/587-3402 if you have any questions or comments concerning this filing.


Very truly yours,

/s/ Mark J. Seger

Mark J. Seger
Assistant Treasurer